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                        TREASURE MOUNTAIN HOLDINGS, INC.
                               13-01 POLLITT DRIVE
                           FAIR LAWN, NEW JERSEY 07410



April 7, 2005


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:     Treasure Mountain Holdings, Inc.
        File No. 333-120411
        Registration Statement on Form SB-2

        File No. 0-32741
        Exchange Act Reports
        Preliminary proxy statement

Dear Ladies and Gentlemen:

Enclosed for filing on behalf of Treasure Mountain Holdings, Inc. (the "REGISTRANT") is Amendment No. 6 (the "AMENDMENT") to the Registrant's proxy statement with respect to its upcoming special meeting of stockholders (the "PROXY STATEMENT"). We plan to file a conforming amendment to the pending registration statement on Form SB-2 promptly after our proxy statement is cleared for mailing to our shareholders.

Set forth in bold below are the Staff's comments, as reflected in the Staff's letter dated April 7, 2005. The Registrant's response is set forth below each comment. We will send to the Staff, by overnight courier, courtesy copies of this letter and the Amendment, marked to cross-reference this letter and the Amendment.

GENERAL

1. WE NOTE YOUR RESPONSE TO OUR PREVIOUS COMMENT ONE. HOWEVER, WE HAVE NOT RECEIVED THE CORRESPONDENCE VIA EDGAR. PLEASE FILE ALL PAST CORRESPONDENCE ON EDGAR. SEE RULE 101 OF REGULATION S-T OF THE SECURITIES ACT OF 1933. THIS WOULD INCLUDE YOUR RESPONSE THAT WAS SENT BY OVERNIGHT MAIL WITH AMENDMENT THREE TO THE REGISTRATION STATEMENT.

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Securities and Exchange Commission                                 April 7, 2005
Page 2


        COMPANY RESPONSE:

        This letter and all future correspondence will be filed on EDGAR. In addition, we are also filing on EDGAR the letter referred to above. All other correspondence (other than correspondence relating to confidentiality requests, as permitted by SEC rules) has already been filed on EDGAR.

INFORMATION ABOUT THE SPECIAL MEETING
BENEFICIAL OWNERS

2. WE NOTE YOUR RESPONSE TO OUR PREVIOUS COMMENT THREE THAT THE BENEFIT OWNERSHIP TABLE REFLECTS BENEFICIAL OWNERSHIP AS OF FEBRUARY 28, 2005. HOWEVER, AMENDMENT FIVE TO THE PROXY STATEMENT WAS FILED ON APRIL 5, 2005. PLEASE UPDATE THE TABLE TO THE NEAREST PRACTICABLE DATE OF YOUR LAST FILED AMENDMENT. PLEASE SEE ITEM 403 OF REGULATION S-B AND RULE 13D-3 OF THE SECURITIES EXCHANGE ACT OF 1934.

        COMPANY RESPONSE:

        The beneficial ownership table in the Proxy Statement has been revised to reflect beneficial ownership as of March 31, 2005.

REGISTRATION STATEMENT OF FORM SB-2

3. AS APPROPRIATE, PLEASE REVISE THE DISCLOSURE IN THE REGISTRATION STATEMENT TO COMPLY WITH THE ABOVE COMMENTS.

        COMPANY RESPONSE:

        The registration statement will be revised as requested.

                                      * * *
We acknowledge that:

   o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy of the disclosure in the filing; and

   o the Company may not asset staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Securities and Exchange Commission                                 April 7, 2005
Page 3


If you have any questions regarding the foregoing or the Amendment, please call Peter Ehrenberg at 973.597.2500. Thank you.

Very truly yours,

TREASURE MOUNTAIN HOLDINGS, INC.


By: /s/ Michael McGuinness
   -------------------------------------------
   Michael McGuinness, Chief Financial Officer

cc:     Peter H. Ehrenberg, Esq.
        Mr. Vernon Moore (via Federal Express)
        Mr. Hugh West (via Federal Express)
        Thomas Kluck, Esq. (via Federal Express)
        John Reynolds, Esq. (via Federal Express)